November 20, 2012

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JPMorgan Chase & Co.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 10, 2012

Form 8-K’s Filed July 13, 2012

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Filed August 9, 2012

File No. 001-05805

Dear Ms. Hayes:

We are in receipt of the letter dated November 7, 2012 to Douglas L. Braunstein, Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co., from the staff of the Securities and Exchange Commission regarding the above-referenced filings. Please be advised that we intend to file our response on or about November 30, 2012.

Very truly yours,

/s/ Douglas L. Braunstein
Douglas L. Braunstein
Executive Vice President and Chief Financial Officer